Oncolytics Biotech® Announces Upcoming Annual General Meeting and Second Quarter Financial Results

The management team will provide a brief corporate update after the formal portion of the shareholder meeting

SAN DIEGO, CA and CALGARY, AB, August 5, 2025 -- Oncolytics Biotech® Inc. (Nasdaq: ONCY) (TSX: ONC) (“Oncolytics” or the “Company”), a clinical-stage immunotherapy company developing pelareorep, today announced that its upcoming 2025 Annual General Meeting (the “Meeting”) will be held virtually at 10:00 a.m. Eastern Time (ET) on Friday, August 8, 2025, as a virtual-only shareholder meeting. After the Meeting and at the conclusion of shareholder voting, Oncolytics’ Chief Executive Officer, Jared Kelly, will provide a corporate update, including strategic milestones for the remainder of 2025. Financial results for the second quarter of 2025 will also be announced before the stock market opens on the same day.

To access the Meeting as a guest only (non-voting attendee):
•Visit the webcast site: https://virtual-meetings.tsxtrust.com/en/1824/
•Click the button “I am a Guest” and complete the form
•If necessary, provide the case-sensitive password: onc2025

Information on how to vote your shares by proxy and attend the Meeting as a shareholder is available in the Company’s most recent Management Information Circular (the “Circular”) dated June 18, 2025. The Circular is available on the Reports page of the investor relations section of the Company’s website at https://oncolyticsbiotech.com/investor-overview/filings/reports/ and in Canadian and American securities filings.

Registered shareholders (who have not appointed a proxyholder) and duly appointed proxyholders (including non-registered shareholders who appoint themselves as proxyholders) will be able to virtually attend the Meeting and vote in real-time, provided they are connected to the internet. Non-registered shareholders who have not properly appointed themselves as proxyholder will be able to attend the Meeting as guests but will not be able to vote at the Meeting.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and early-phase studies in pancreatic and colorectal cancer. It induces anti-cancer immune responses by converting immunologically “cold” tumors “hot” through the activation of innate and adaptive immune responses.

The Company is advancing pelareorep in combination with chemotherapy and checkpoint inhibitors in metastatic breast and pancreatic cancers, both of which have received Fast Track designation from the FDA. Oncolytics is actively pursuing strategic partnerships to accelerate development and maximize commercial impact. For more about Oncolytics, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

Company Contact

Jon Patton
Director of IR & Communication
jpatton@oncolytics.ca

Investor Relations for Oncolytics
Mike Moyer
LifeSci Advisors
+1-617-308-4306
mmoyer@lifesciadvisors.com

Media Contact for Oncolytics
Owen Blaschak
LifeSci Communications
oblaschak@lifescicomms.com